Exhibit 99.2
PRESS RELEASE OF ESW CAPITAL, LLC
ESW CAPITAL, LLC ACQUIRES COMMON SHARES OF COREL CORPORATION
AUSTIN, TEXAS – NOVEMBER 17, 2009 – ESW Capital, LLC (“ESW Capital”) today announced that it had acquired ownership and control of 2,090,232 common shares of Corel Corporation representing approximately 8.1% of the issued and outstanding securities of that class. ESW Capital acquired these common shares of Corel by private agreement at a price of US$4.75 per common share, representing Canadian$5.0312 per share. As a result of this acquisition, ESW Capital now owns 4,495,644 common shares of Corel representing 17.4% of the total issued and outstanding common shares of Corel.
ESW Capital, together with any other person or company acting jointly or in concert with ESW Capital, has acquired the common shares for investment purposes and may acquire further common shares or dispose of its holdings of common shares both as investment conditions warrant.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
For further information or for a copy of ESW Capital’s Early Warning Report, please contact: Andrew S. Price, VP Finance, Telephone: 512-524-6149, ESW Capital, LLC, 6011 West Courtyard Drive, Austin, TX, USA, 78730.